RECEIVED
2006 OCT 25 A 9:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Medical Facilities Corporation
File Number 82-34942

October 10, 2006	Alternative monthly report

042608/00000 TORDOCS 37172v1

06017847

SUPPL

PROCESSED
NOV 0 1 2006
THOMSON
FINANCIAL

dw 10/31

File Number 82-34942

RECEIVED
2006 OCT 25 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ALTERNATIVE MONTHLY REPORTING
UNDER NATIONAL INSTRUMENT No. 62-103

Re: EARLY WARNING REPORTING SYSTEM

ALTERNATIVE REPORTER:	**Sentry Select Capital Corp.** Suite 2850 130 King Street West Toronto, Ontario M5X 1A4
REPORTING ISSUER:	Medical Facilities Corporation
REPORT FOR END OF:	September 30, 2006

REPORT OF UNIT ACQUISITIONS:

Sentry Select Capital Corp. reports that, as result of recent purchases, one or more of its mutual funds or other managed client accounts held in the aggregate 2,910,559 units of the Reporting Issuer at the end of the month of September 2006, representing, based on Sentry Select Capital Corp.'s understanding, approximately 10.391% of the total units outstanding.

PURPOSE OF ACQUISITION:

The securities were acquired for investment purposes only and not for the purposes of exercising control or direction over the Reporting Issuer. Sentry Select Capital Corp. acts as an investment manager on behalf of its mutual funds or other managed client accounts and, in respect of the acquired units, specifically disclaims any beneficial ownership.

Sentry Select Capital Corp. mutual funds or other managed client accounts may, from time to time, acquire additional units, dispose of some or all of the existing units or additional units or may continue to hold the units.

RELIANCE UPON EXEMPTION

This report has been issued in reliance of the alternative reporting exemption described in National Instrument No. 61-103 respecting Early Warning Reporting. Neither Sentry Select Capital Corp. nor any of its accounts presently intend to:

(a) make a formal take-over bid for any securities of the Reporting Issuer; or

(b) propose a reorganization, amalgamation, merger, arrangement or similar business combination with the Reporting Issuer which would result in Sentry Select Capital Corp.'s mutual funds or other managed client accounts controlling the issuer, alone or with others.

CONTACT PERSON

For further information:

Kevin Cohen
Corporate Secretary
Sentry Select Capital Corp.
Suite 2850
130 King St. W.
Toronto, Ontario
M5X 1A4

Telephone: 416-861-8729

DATE AND SIGNATURE:

This report is dated October 10, 2006 and is signed by an authorized officer of the Alternative Reporter.

SENTRY SELECT CAPITAL CORP.

"Kevin Cohen"

Kevin Cohen, Corporate Secretary